UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ARIAD Pharmaceuticals, Inc.

(Name of Subject Company)

ARIAD Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04033A100

(CUSIP Number of Class of Securities)

Paris Panayiotopoulos

President, Chief Executive Officer

ARIAD Pharmaceuticals, Inc.

125 Binney Street

Cambridge, Massachusetts 02142

(617) 494-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Manmeet S. Soni	Scott A. Barshay
Executive Vice President, Chief Financial Officer	Jeffrey D. Marell
ARIAD Pharmaceuticals, Inc.	Paul, Weiss, Rifkind, Wharton & Garrison LLP
125 Binney Street	1285 Avenue of the Americas
Cambridge, Massachusetts 02142	New York, New York 10019
(617) 494-0400	(212) 373-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 8, 2017, ARIAD Pharmaceuticals, Inc.  (the “Company” or “we”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Takeda Pharmaceutical Company Limited (“Parent” or “Takeda”), a corporation organized under the laws of Japan, and Kiku Merger Co., Inc. (“Merger Sub”), a Delaware corporation and an indirect wholly-owned subsidiary of Parent. On January 9, 2017, the Company and the Parent issued a joint press release announcing the proposed transaction and execution of the Merger Agreement.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) no later than January 24, 2017, to acquire all of the outstanding shares of common stock of the Company, $0.001 par value per share (the “Shares”), at a purchase price of $24 per Share (the “Offer Price”) in cash, net of applicable withholding taxes and without interest. The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to certain conditions.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect wholly-owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the Delaware General Corporate Law, as amended (“DGCL”) and effected without a vote of the Company stockholders. As a result of the Merger, each Share (other than as Shares (i) owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the effective time of the Merger, (ii) owned by the Company or any direct or indirect wholly-owned subsidiary of the Company or held in the Company’s treasury or (iii) held by a holder who is entitled to appraisal and who has properly exercised appraisal rights for such shares in accordance with Section 262 of the DGCL) will be converted automatically into the right to receive the Offer Price in cash, net of applicable withholding taxes and without interest.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)                                     Joint press release, dated as of January 9, 2017, issued by ARIAD Pharmaceuticals, Inc.  and Takeda Pharmaceutical Company Limited relating to the proposed acquisition of ARIAD Pharmaceuticals, Inc. (Exhibit 99.1)

(ii)                                 Press release, dated as of January 9, 2017, issued by ARIAD Pharmaceuticals, Inc. relating to the proposed acquisition of ARIAD Pharmaceuticals, Inc. (Exhibit 99.2)

(iii)                              Employee Letter dated January 9, 2018 from the President and Chief Executive Officer of ARIAD Pharmaceuticals, Inc. (Exhibit 99.3)

(iv)                              Notice issued by ARIAD Pharmaceuticals, Inc. on January 9, 2017 to holders of 3.625% Convertible Senior Notes due 2019 issued by ARIAD Pharmaceuticals, Inc. (Exhibit 99.4)

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